Exhibit 99.6

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806
www.pwc.com/ca

Consent of Independent Accountants

We hereby consent to the incorporation by reference in registration statement S-8 (File no. 333-100832) of Pacific Rim Mining Corp. of our report dated July 23, 2010 relating to the consolidated financial statements which appears in this Annual Report on Form 20-F.

/s/ “PricewaterhouseCoopers LLP”

Vancouver, B.C.
July 28, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.